UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Jiayuan.com International Ltd.

(Name of Issuer)

Ordinary shares, par value US$0.001 per share

(Title of Class of Securities)

477374 102

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 477374 102

1.	Names of Reporting Persons Qiming Corporate GP, Ltd.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.

Sole Voting Power
6,753,319 ordinary shares.  Qiming Venture Partners, L.P. and Qiming GP, L.P. may also be deemed to have sole voting power with respect to 6,565,919 ordinary shares.  Qiming Managing Directors Fund, L.P. may also be deemed to have sole voting power with respect to 98,337 ordinary shares.  JP Gan may also be deemed to have sole voting power with respect to 89,063 ordinary shares.  See Item 4.

	6.	Shared Voting Power

7.

Sole Dispositive Power
6,753,319 ordinary shares.  Qiming Venture Partners, L.P. and Qiming GP, L.P. may also be deemed to have sole voting power with respect to 6,565,919 ordinary shares.  Qiming Managing Directors Fund, L.P. may also be deemed to have sole voting power with respect to 98,337 ordinary shares.  JP Gan may also be deemed to have sole voting power with respect to 89,063 ordinary shares.  See Item 4.

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,753,319 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.50%

12.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons Qiming GP, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,565,919 ordinary shares. Qiming Venture Partners, L.P. may also be deemed to have sole voting power with respect to 6,565,919 ordinary shares. See Item 4.

	6.	Shared Voting Power

	7.	Sole Dispositive Power 6,565,919 ordinary shares. Qiming Venture Partners, L.P. may also be deemed to have sole voting power with respect to 6,565,919 ordinary shares. See Item 4.

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,565,919 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.15%

12.	Type of Reporting Person (See Instructions) PN

1.	Names of Reporting Persons Qiming Venture Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 6,565,919 ordinary shares. Qiming GP, L.P. and Qiming Corporate GP, Ltd. may also be deemed to have sole voting power with respect to 6,565,919 ordinary shares. See Item 4.

	6.	Shared Voting Power

	7.	Sole Dispositive Power 6,565,919 ordinary shares. Qiming GP, L.P. and Qiming Corporate GP, Ltd. may also be deemed to have sole voting power with respect to 6,565,919 ordinary shares. See Item 4.

	8.	Shared Dispositive Power

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 6,565,919 ordinary shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 13.15%

12.	Type of Reporting Person (See Instructions) PN

Item 1.
	(a)	Name of Issuer Jiayuan.com International Ltd.
	(b)	Address of Issuer’s Principal Executive Offices F/15, Anhua Development Building No. 35 Anding Road Chaoyang District, Beijing, People’s Republic of China

Item 2.
	(a)	Name of Person Filing Qiming Corporate GP, Ltd. Qiming GP, L.P. Qiming Venture Partners, L.P.
(b)

Address of Principal Business Office or, if none, Residence
The registered address of Qiming Corporate GP, Ltd., Qiming GP, L.P. and Qiming Venture Partners, L.P. is M&C Corporate Services Limited, PO Box 309GT, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands.

	(c)	Citizenship Qiming Corporate GP, Ltd. — Cayman Islands Qiming GP, L.P. — Cayman Islands Qiming Venture Partners, L.P. — Cayman Islands
	(d)	Title of Class of Securities Ordinary shares
	(e)	CUSIP Number 477374 102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J);
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________
Not applicable.

Item 4.	Ownership
The following information with respect to the ownership of the ordinary shares of Jiayuan.com International Ltd. (the “Issuer”) by each of the reporting persons is provided as of December 31, 2014:

Reporting Person	Amount beneficially owned:	Percent of class:	Sole power to vote or direct the vote:	Shared power to vote or direct the vote:	Sole power to dispose or to direct the disposition of:	Shared power to dispose or to direct the disposition of:

Qiming Corporate GP, Ltd.	6,753,319	13.50%	6,753,319	0	6,753,319	0

Qiming GP, L.P.	6,565,919	13.15%	6,565,919	0	6,565,919	0

Qiming Venture Partners, L.P.	6,565,919	13.15%	6,565,919	0	6,565,919	0

6,190,547 ordinary shares and 250,248 ADSs of the Issuer are beneficially owned by Qiming Venture Partners, L.P.  92,653 ordinary shares and 3,789 ADSs of the Issuer are beneficially owned by Qiming Managing Directors Fund, L.P.  JP Gan holds share options for 89,063 ordinary shares of the Issuer which are exercisable by JP Gan within 60 days of December 31, 2014.  The general partner of Qiming Venture Partners, L.P. is Qiming GP, L.P., a Cayman Islands exempted limited partnership. The general partner of both Qiming Managing Directors Fund, L.P. and Qiming GP, L.P. is Qiming Corporate GP, Ltd., a Cayman Islands limited company. Each of Qiming GP, L.P. and Qiming Corporate GP, Ltd. may be deemed to beneficially own the shares beneficially owned or deemed to be beneficially owned by the entity to which it is the general partner.

The voting and investment power of the shares held by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. is exercised by the investment committee of Qiming Corporate GP, Ltd., which consists of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley. Therefore, Duane Kuang, Gary Rieschel, JP Gan and Robert Headley exercise voting and investment powers over the shares held by the Reporting Persons and may be deemed to have beneficial ownership over all 6,753,319 shares reported herein. Each of Duane Kuang, Gary Rieschel, JP Gan and Robert Headley disclaims beneficial ownership of the ordinary shares owned by Qiming Venture Partners, L.P. and Qiming Managing Directors Fund, L.P. except to the extent of such person’s own pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2015

Qiming Corporate GP, Ltd.

	By:	/s/ Grace Lee
	Name:	Grace Lee
	Title:	Authorized Signatory

Qiming GP, L.P.

	By:	/s/ Grace Lee
	Name:	Grace Lee
	Title:	Authorized Signatory

Qiming Venture Partners, L.P.

	By:	/s/ Grace Lee
	Name:	Grace Lee
	Title:	Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

LIST OF EXHIBITS

Exhibit No.	Description
99.1	Joint Filing Agreement